December 20, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steel Connect, Inc. Schedule 13E-3 Filed December 9, 2024 File No.: 005-43347

Ladies and Gentlemen:

On behalf of, Steel Connect, Inc. (the “Company”), I submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions, of the United States Securities and Exchange Commission (the “Commission”) by the Staff’s letter dated December 18, 2024 (the “Comment Letter”), regarding the above-referenced filing (the “Transaction Statement”). Concurrently with the filing of this letter, Amendment No. 2 to the Transaction Statement (the “Amended Transaction Statement”), which includes changes to reflect responses to the Staff’s comments and other updates, is being filed with the Commission.

For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Schedule 13E-3 Filed December 9, 2024
General

1.	We note that the Audit Committee, and not the STCN Board, has rendered a fairness determination with respect to the Rule 13e-3 transaction. We also note disclosure that "[t]he Stockholders' Agreement requires the approval of the Audit Committee for various transactions, including the Short-Form Merger" (page 3) and that "the Board duly confirmed the authority of the Audit Committee and delegated to it the power and authority to, among other things, (1) evaluate and approve the terms of the Short-Form Merger, (2) retain advisors to assist in the evaluation of the terms of any potential merger with SP Group, and (3) determine whether to approve a short-form merger transaction with the SP Group pursuant to the terms of the Stockholders' Agreement" (page 14). In light of the requirement in Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A that the Company provide a fairness determination as to unaffiliated security holders, please provide support, including legal analysis, as to why the Audit Committee has the authority to act on behalf of the Company in this regard. In responding to this comment please:

•	supplementally provide us with the resolutions or authorization provided to the Audit Committee by the STCN Board granting the Audit Committee the authority to make the disclosures and filings required by Schedule 13E-3 on behalf of the STCN Board with respect to the current Rule 13e-3 transaction; and

•	disclose, if true, that the Audit Committee was authorized to make the disclosures and filings required by Schedule 13E-3 on behalf of the Company.

Company Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure in Item 1 under number 2 on page 4 of the Amended Transaction Statement to specifically state that the Audit Committee was authorized to make the disclosures and filings required by Schedule 13E-3 on behalf of the Company.

Steel Connect, Inc.

December 20, 2024

Section 141(a) of the Delaware General Corporation Law (the “DGCL”) provides that the business and affairs of every corporation shall be managed by or under the direction of a board of directors. Section 141(c) of the DGCL provides that the board of directors may designate a committee of directors and that such a committee may have and exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, subject to certain exemptions in reference to certain matters, none of which exemptions would apply to the Company’s board of directors’ (the “Board”) required determinations, disclosures or filings required by Schedule 13E-3. As such, the matters identified in the Staff's comment, which relate to the management of the business and affairs of the corporation, fall within the power and authority of the Board that may be delegated to, and exercised by, a committee of directors.

Given the requirement of the Stockholders' Agreement, which was approved by the Board, that the Audit Committee approve the Short-Form Merger, the Board, by resolutions adopted at a meeting held on September 23, 2024, delegated all matters related to the approval of the Short-Form Merger to the Audit Committee including the authority and obligation to approve and make all determinations, disclosures or filings required by Schedule 13E-3. We are confidentially submitting such resolutions to the Staff under separate cover.

2.	Please explain the meaning of the following defined terms and any other terms used in the Schedule 13E-3 that have not been defined therein: SP Investors (page 4), Filing Persons (page 8), Proposed Settlement (page 8), Reith Settlement Agreement (page 13), Corporate Costs (page 19), Parent (page 38), Predecessor (page 52), and Successor (page 52).

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in the Introduction and in Item 7 under number 5 on page 5 of the Amended Transaction Statement.

3.	We note references made to a section entitled "Special Factors — The Audit Committee's Position on Fairness of the Short-Form Merger," starting on page 49. It does not appear that the Schedule 13E-3 contains a section with that title. Please revise, or otherwise advise.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in the Introduction of the Amended Transaction Statement.

4.	We note the redacted text in Schedule A to the Purchase Agreement between Steel Excel and the Hale Entities, filed as Exhibit (d)(3) to the Schedule 13E-3. Please submit a confidential treatment request for the material redacted in this exhibit or refile the exhibit in unredacted form. Refer to CF Disclosure Guidance Topic No. 7. We will review and provide comments on the request separately.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Exhibit (d)(3) has been filed with the Amended Transaction Statement to include an unredacted version of Schedule A.

Steel Connect, Inc.

December 20, 2024

Summary Term Sheet, page 1

5.	On page 2, we note that the SP Group intends to fund the Per Share Cash Merger Consideration from "cash on hand or amounts available under SPLP's existing senior credit agreement," but that "SPLP has no plans or arrangements to finance or repay amounts borrowed, if any, under the Credit Agreement to fund the aggregate Per Share Cash Merger Consideration and related fees and expenses." Additionally, on page 49, we note that you have indicated that the disclosure required by Item 10 of Schedule 13E-3 and Item 1007(d) of Regulation M-A is not applicable. Please revise to clarify whether the SP Group expects to use the Credit Agreement to borrow all or part of the Per Share Cash Merger Consideration. If so, please further expand your summary of the Credit Agreement on page 2 to include a description of the collateral, if any. See Item 10 of Schedule 13E-3 and Item 1007(d)(1) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 1 under number 1 on page 3 of the Amended Transaction Statement.

Background of the Short-Form Merger, page 9

6.	On page 13, we note that "[f]rom October 30, 2024 to November 27, 2024, MPI conducted its valuation analysis and periodically updated the Audit Committee regarding its findings." Please revise your disclosure to summarize MPI's updates to the Audit Committee throughout this period.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 7 under number 6 on page 5 of the Amended Transaction Statement.

The Audit Committee's Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger..., page 14

7.	On page 15, we note the reference to "[m]anagement's detailed financial projections for fiscal years 2025-2028, which are included in Exhibit (c)(2) to this Schedule 13E-3." Please revise the Schedule 13E-3 to directly disclose these financial projections and the assumptions underlying them, quantifying such assumptions where practicable.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 7 under number 7 on pages 6 to 9 of the Amended Transaction Statement.

8.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A, paragraphs (c), (d) and (e) of Item 1014, and Item 1015 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in clause (vi) of Instruction 2 to Item 1014 and paragraphs (c) and (e) of Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Audit Committee. If the procedural safeguards in paragraphs (c) and (e) of Item 1014 were not considered, please explain why the Audit Committee believes that the Rule 13e-3 transaction is fair in the absence of such safeguards.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 8 under number 8 on page 9 of the Amended Transaction Statement.

Steel Connect, Inc.

December 20, 2024

9.	See comment 8 above. We note that the Audit Committee considered the analysis underlying the opinion of MPI in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Audit Committee ultimately adopted MPI's analysis and opinion as its own. Alternatively, please briefly explain to us how the Audit Committee has satisfied its obligation to disclose the material factors upon which its fairness determination is based.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 8 under number 9 on page 10 of the Amended Transaction Statement.

Opinion of Advisor to the Audit Committee, page 18

10.	On page 21-22, we note your disclosure that the niche nature of ModusLink's business made it difficult for MPI to identify guideline companies and transactions for its "Guideline Public Company Analysis" and "Guideline Transactions Analysis," respectively. Please revise to explain how the guideline companies and transactions used in these analyses were identified.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 8 under number 10 on page 10 of the Amended Transaction Statement.

11.	In the "Guideline Public Company Analysis," we note that MPI selected a multiple range of 3.0x to 4.5x times LTM EBITDA and 3.5x to 5.0x times projected 2025 EBITDA and projected 2026 EBITDA. Please explain why the lower end of these multiple ranges is lower than the lowest of the guideline companies selected (as shown in the table on page 21).

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 8 under number 11 on page 10 of the Amended Transaction Statement.

12.	In the "Guideline Transactions Analysis," we note that certain target companies and buyers are listed as "N.A." Please revise to provide the names of these companies, or explain why such company names have been omitted.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 8 under number 12 on page 10 of the Amended Transaction Statement.

SP Group's Purposes, Reasons and Alternatives of the Short-Form Merger, page 25

13.	On page 25, we note that "[t]he SP Group estimates that if they had earlier suspended STCN's filing and other obligations under the Exchange Act, STCN would have achieved cost savings in excess of $3.2 million in each of the past two fiscal years with respect to the public reporting requirements." Please revise to state the reasons for the SP Group undertaking the Rule 13e-3 transaction at this time. See Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 8 under number 13 on page 10 of the Amended Transaction Statement.

Steel Connect, Inc.

December 20, 2024

SP Group's Position on the Fairness of the Short-Form Merger, page 26

14.	See comment 8 above. Please revise this section to include the factors described in clause (vi) of Instruction 2 to Item 1014 and paragraphs (c) and (e) of Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the SP Group. If the procedural safeguards in paragraphs (c) and (e) of Item 1014 were not considered, please explain why the SP Group believes that the Rule 13e-3 transaction is fair in the absence of such safeguards.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 8 under number 14 on page 11 of the Amended Transaction Statement.

15.	On page 28, we note disclosure to the effect that, except as described in the background section, the SP Group is not aware of any firm offers by unaffiliated third parties related to the matters specified in clause (viii) of Instruction 2 to Item 1014 of Regulation M-A. Please revise to specify how the SP Group considered any such firm offers in making its fairness determination, or clearly state that the SP Group is not aware of any such offers during the past two years. See Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 8 under number 15 on page 11 of the Amended Transaction Statement.

Effects of the Short-Form Merger, page 28

16.	Please revise to state, in dollar amounts and percentages, each SP Group Filing Person's specific interest in the Company's net book value and earnings before and after the Rule 13e-3 transaction, or otherwise advise. See Instruction 3 to Item 1013 of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 8 under number 16 on page 11 of the Amended Transaction Statement.

Item 5. Past Contacts, Transactions, Negotiations and Agreements, page 47

17.	We note that the Stockholders' Agreement and the Purchase Agreement between Steel Excel and the Hale Entities were filed as Exhibit (d)(2) and Exhibit (d)(3), respectively. Please revise to describe both of these agreements, naming all persons that are party to each agreement and describing all material provisions. See Item 1005(e) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 5 under numbers 3 and 4 on pages 4 and 5 of the Amended Transaction Statement.

Steel Connect, Inc.

December 20, 2024

Item 13. Financial Information, page 52

18.	The SEC no longer maintains public reference facilities where filings can be inspected and copied by the public. Please revise the disclosure contained in subsection (a) accordingly.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 13 under number 17 on page 12 of the Amended Transaction Statement.

19.	We note that the Company's Quarterly Report on Form 10-Q for the three-month period ended October 31, 2024 was filed on December 12, 2024. Please revise this section to include financial information for this interim period. See Item 1010(a)(2) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has supplemented the Transaction Statement with additional disclosure responsive to this comment which is included in Item 13 under numbers 18, 19 and 20 on pages 13 and 14 of the Amended Transaction Statement.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Steel Connect, Inc.

December 20, 2024

If you have any questions regarding the matters discussed above, please contact me at (312) 520-2362 or via email at mreda@steelpartners.com.

Very truly yours,

/s/ Maria Reda
Maria Reda